Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries

Computation of Other Ratios

As of September 30, 2011

(Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$1,253,613

Pro Forma net cash interest expense (1)	$140,797

Adjusted EBITDA to cash interest ratio	8.9

(1) Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Maximum Total Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The maximum total debt less unrestricted cash to adjusted EBITDA ratio is defined as total net debt (defined as the sum of note payable and long-term debt less cash and cash equivalents) divided by Adjusted EBITDA.

Long-term debt, excluding debt discount	$3,041,796
Cash, cash equivalents and permitted investments	(766,057)
Total Net Debt	$2,275,739

Adjusted EBITDA (1)	$1,253,613

Total debt less unrestricted cash to adjusted EBITDA ratio	1.8

(1) Adjusted EBITDA is defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(in thousands, except per ton data)
Revenues:
Coal revenues:
Eastern steam	$853,361	$394,342	$1,689,802	$1,222,478
Western steam	150,484	137,111	430,486	389,931
Metallurgical	994,089	364,982	2,275,516	1,009,396
Total	$1,997,934	$896,435	$4,395,804	$2,621,805

Tons sold :
Eastern steam	12,723	5,823	25,255	18,223
Western steam	12,556	12,349	36,054	35,620
Metallurgical	5,900	2,986	13,883	8,889
Total	31,179	21,158	75,192	62,732

Coal sales realization per ton:
Eastern steam	$67.07	$67.72	$66.91	$67.08
Western steam	$11.98	$11.10	$11.94	$10.95
Metallurgical	$168.49	$122.24	$163.92	$113.56
Average	$64.08	$42.37	$58.46	$41.79